Exhibit 99.4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended June 30, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended March 31, 2010, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. This MD&A refers to various non-GAAP measures, such as cash flow from operations per share, cash and total production cost per ounce of silver, etc. Those non-GAAP measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of August 11, 2010.

1.	First Quarter of Fiscal Year 2011 (“Q1 2011”) Highlights and Significant Events

•	Silver production increased 18% to a record 1.4 million ounces, compared to the first quarter of fiscal year 2010 (“Q1 2010”);

•	Net earnings increased 88% to $14.1 million, or $0.09 per share;

•	Sales increased 63% to a record $36.7 million, driven by increased quantities of silver, lead and zinc sold combined with higher realized selling prices;

•	Cash flow from operations increased 123% to $23.2 million, or $0.14 per share;

•	Total production cost of negative $5.21 per ounce of silver and cash cost of negative $6.31 per ounce of silver, making Silvercorp an industry leading low-cost producer;

•	Received the Environmental Permit for the GC Project from the Department of Environmental Protection of Guangdong Province, a key milestone in the mining permit application to the Ministry of Land and Resources of China;

•	Dividend payment of $3.2 million, or CAD$0.02 per share;

•	Total cash, cash equivalents and short term investments increased to $106.1 million.

2.	Operating Results

(a) Overall View

In Q1 2011, Silvercorp mined 144,982 tonnes of ores, which was 41,059 tonnes, or 40%, more than the 103,923 tonnes of ores mined in Q1 2010, as production from the TLP, HPG, and LM mines continues to grow as mine development progresses. The Company milled 149,189 tonnes of ores, 59,449 tonnes, or 66%, more than the 89,740 tonnes of ores milled in Q1 2010.

In Q1 2011, the Company produced and sold a record 1.4 million ounces of silver, 18.8 million pounds of lead and 4.4 million pounds of zinc, an increase of 18%, 17% and 19%, respectively, compared to the same period last year. The increase was mainly due to the 40% increase of ores mined and 66% increase of ores milled in the quarter. The following table summarizes production, realized selling prices and revenues in each period under review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Production		Realized selling prices		Revenue
	(‘000 oz or lb)		($/oz or lb)		(in ‘000 $)
	Q1 2011	Q1 2010	Q1 2011	Q1 2010	Q1 2011	Q1 2010
Silver	1,387	1,175	$13.92	$9.89	$19,308	$11,624
Gold	1.1	0.3	806.95	572.50	863	171
Lead	18,803	16,043	0.74	0.56	13,959	9,051
Zinc	4,431	3,736	0.59	$0.46	2,599	1,725
Total					$36,729	$22,571

(b) Mining Cost

In Q1 2011, the consolidated total unit mining cost and the cash unit mining cost was $48.61 and $40.33 per tonne, respectively, both decreasing 8% compared to the total unit mining costs of $52.95 and cash mining cost of $43.61 in the same quarter last year. The decrease of cash and total unit costs was mainly due to the production increase during the quarter. With more ore being mined, the unit costs are lower as fixed costs portion were allocated over more units.

The major components of cash mining cost in Q1 2011 were: 41% for mining contractor costs (Q1 2010 – 47%); 14% for materials and supplies (Q1 2010 – 20%); 17% for labour costs (Q1 2010 – 12%); 9% for utility costs (Q1 2010 – 11%) and 19% for other miscellaneous costs (Q1 2010 – 10%).

(c) Milling Cost

In Q1 2011, the consolidated total unit milling cost was $13.62 per tonne and cash unit milling cost was $11.94 per tonne, representing an increase of 13% and 8% respectively from the total unit milling cost of $12.01 per tonne and cash unit milling cost of $11.09 per tonne in the same period last year. The increase of cash and total milling cost per tonne was mainly due to maintenance work at the old mill.

The major components of cash milling costs in Q1 2011 were: 31% for raw materials (Q1 2010 – 43%); 29% for utilities (Q1 2010 – 24%); 16% for mineral resources tax (Q1 2010 – 17%); 14% for labour costs (Q1 2010 – 13%) and 10% for milling related administrative and miscellaneous costs (Q1 2010 –3%).

(d) Cash and Total Cost per Ounce of Silver

Silvercorp continues to achieve industry-leading low production costs per ounce of silver. In Q1 2011, the consolidated total production cost per ounce of silver was negative $5.21 and the cash cost per ounce of silver was negative $6.31, representing 21% and 24% improvement respectively, compared to the total production costs and cash production costs per ounce of silver of negative $4.29 and negative $5.09 respectively in same quarter last year. The improvement was mainly attributable to the increased byproduct credits resulted from higher realized lead and zinc prices.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for the three months ended June 30, 2010 and 2009, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three months ended June 30, 2010
	YING	HPG & LM	TLP	Total
Cost of sales	$5,258	$1,081	$2,325	$8,664
By-product lead, zinc, and gold sales	(13,054)	(1,769)	(2,598)	(17,421)
Total adjusted cash costs	(7,796)	(688)	(273)	(8,757)
Ounces of silver sold	1,147	91	149	1,387
Total cash costs per ounce of silver	$(6.80)	$(7.56)	$(1.84)	$(6.31)

Total adjusted cash costs	$(7,796)	$(688)	$(273)	$(8,757)
Amortization and depletion	1,111	131	285	1,527
Total adjusted cost of goods sold	(6,685)	(557)	12	(7,230)
Ounces of silver sold	1,147	91	149	1,387
Total production cost per ounce of silver	$(5.83)	$(6.12)	$0.08	$(5.21)

	Three months ended June 30, 2009
	YING	HPG & LM	TLP	Total
Cost of sales	$4,529	$426	$17	$4,972
By-product lead, zinc, and gold sales	(10,198)	(694)	(55)	(10,947)
Total adjusted cash costs	(5,669)	(268)	(38)	(5,975)
Ounces of silver sold	1,134	34	7	1,175
Total cash costs per ounce of silver	$(5.00)	$(7.88)	$(5.24)	$(5.09)

Total adjusted cash costs	$(5,669)	$(268)	$(38)	$(5,975)
Amortization and depletion	914	11	4	929
Total adjusted cost of goods sold	(4,755)	(257)	(34)	(5,046)
Ounces of silver sold	1,134	34	7	1,175
Total production cost per ounce of silver	$(4.19)	$(7.56)	$(4.86)	$(4.29)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(e) Operation Review

(i) The following table summarizes historical operating information for each mine and totals for the three months ended June 30, 2010:

Q1 Fiscal 2011	Three months ended June 30, 2010
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,339	77	10	3,426
Stockpiled Ores (tonne)	79,873	17,831	43,852	141,556
	83,212	17,908	43,862	144,982

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,339	77	10	3,426
Ores Milled (tonne)	81,898	18,076	45,789	145,763
	85,237	18,153	45,799	149,189

Mining cost per tonne of ore mined ($)	55.10	55.23	33.59	48.61
Cash mining cost per tonne of ore mined ($)	43.83	49.64	29.88	40.33
Non cash mining cost per tonne of ore mined ($)	11.27	5.59	3.71	8.28

Unit shipping costs($)	3.71	3.44	2.86	3.41

Milling cost per tonne of ore milled ($)	13.66	12.84	13.88	13.62
Cash milling cost per tonne of ore milled ($)	12.03	11.49	11.96	11.94
Non cash milling cost per tonne of ore milled ($)	1.62	1.36	1.92	1.68

Average Production Cost
Silver ($ per ounce)	3.05	5.54	7.81	3.86
Gold ($ per ounce)	163.66	350.15	460.70	223.89
Lead ($ per pound)	0.16	0.29	0.33	0.21
Zinc ($ per pound)	0.13	0.26	0.33	0.16

Total production cost per ounce of Silver ($)	(5.83)	(6.12)	0.08	(5.21)
Total cash cost per ounce of Silver ($)	(6.80)	(7.56)	(1.84)	(6.31)

Total Recovery of the Run of Mine Ores
Silver (%)	91.7	89.5	85.1	90.9
Lead (%)	96.4	93.7	89.8	95.2
Zinc ( %)	69.2	60.6	74.0	69.5

Head Grades of Run of Mine Ores
Silver (gram/tonne)	470.5	179.1	115.8	326.3
Lead (%)	8.1	4.8	2.7	6.1
Zinc (%)	2.8	0.7	0.9	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,147	91	149	1,387
Gold (in thousands of ounce)	0.5	0.4	0.2	1.1
Lead (in thousands of pound)	14,230	1,784	2,789	18,803
Zinc (in thousands of pound)	3,605	209	617	4,431
Metal Sales
Silver ($)	15,956	1,272	2,080	19,308
Gold ($)	373	333	157	863
Lead ($)	10,583	1,298	2,078	13,959
Zinc ($)	2,098	138	363	2,599
	29,010	3,041	4,678	36,729
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.91	13.91	14.00	13.92
Gold ($ per ounce)	745.52	878.63	825.63	806.95
Lead ($ per pound)	0.74	0.73	0.75	0.74
Zinc ($ per pound)	0.58	0.66	0.59	0.59

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(ii) The following table summarizes historical operating information for each mine and totals for the three months ended June 30, 2009:

Q1 Fiscal 2010	Three months ended June 30, 2009
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	3,885
Stockpiled Ores (tonne)	82,475	13,379	4,184	100,038
	86,248	13,486	4,189	103,923

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	3,885
Ores Milled (tonne)	77,330	7,880	645	85,855
	81,103	7,987	650	89,740

Mining cost per tonne of ore mined ($)	52.70	51.89	61.50	52.95
Cash mining cost per tonne of ore mined ($)	42.27	47.82	57.72	43.61
Non cash mining cost per tonne of ore mined ($)	10.43	4.07	3.78	9.34

Unit shipping costs	3.55	3.29	2.72	3.49

Milling cost per tonne of ore milled ($)	11.74	12.66	15.11	12.01
Cash milling cost per tonne of ore milled ($)	10.84	11.67	14.01	11.09
Non cash milling cost per tonne of ore milled ($)	0.90	1.00	1.10	0.92

Average Production Cost
Silver ($ per ounce)	2.52	4.16	1.57	2.59
Gold ($ per ounce)	114.46	241.75	-	149.67
Lead ($ per pound)	0.14	0.23	0.10	0.15
Zinc ($ per pound)	0.12	0.20	-	0.12

Total production cost per ounce of Silver ($)	(4.19)	(7.53)	(4.86)	(4.29)
Total cash cost per ounce of Silver ($)	(5.00)	(7.85)	(5.24)	(5.09)

Total Recovery of the Run of Mine Ores
Silver (%)	93.3	88.4	89.9	89.0
Lead (%)	96.5	87.1	94.5	93.5
Zinc ( %)	76.3	75.4	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.1	225.7	78.7	455.8
Lead (%)	9.1	6.6	5.9	8.8
Zinc (%)	3.1	0.9	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,134	34	7	1,175
Gold (in thousands of ounce)	0.1	0.2	-	0.3
Lead (in thousands of pound)	15,017	929	97	16,043
Zinc (in thousands of pound)	3,579	156	-	3,736
Metal Sales
Silver ($)	11,228	330	66	11,624
Gold ($)	58	113	-	171
Lead ($)	8,489	507	55	9,051
Zinc ($)	1,652	73	-	1,725
	21,427	1,023	121	22,571
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	9.90	9.71	9.04	9.89
Gold ($ per ounce)	450.03	666.10	-	572.50
Lead ($ per pound)	0.57	0.55	0.57	0.56
Zinc ($ per pound)	0.46	0.47	-	0.46

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(iii) Ying Mine (77.5%)

Production from the Ying Mine commenced on April 1, 2006. Since then, the Ying property has become the Company’s primary focus and most profitable project.

In Q1 2011, the Ying Mine mined 83,212 tonnes of ores, representing 3,036 tonnes or a 4% decrease compared to 86,248 tonnes of ores mined in the same period last year. The decrease was mainly because of the 3-day Dragon Boat Day holiday in mid-June 2010. There was no such holiday last year.

In Q1 2011, silver head grade was to 470.5g/t, up 41.2g/t from 429.3g/t in last quarter, and was comparable with 488.1g/t in the same quarter last year. Lead and zinc head grades were 8.1% and 2.8%, respectively, compared to 7.6% and 2.8% in the last quarter and 9.1% and 3.1%, respectively, in the same quarter last year.

In Q1 2011, the Ying Mine produced 1.15 million ounces of silver and 14.2 million pounds of lead, up 37% and 28%, respectively, compared to 836 thousand ounces of silver and 11.1 million pounds of lead in last quarter, and were comparable with 1.13 million ounces of silver and 15 million pounds of lead in the same quarter last year.

In Q1 2011, cash cost per ounce of silver was negative $6.80, representing a 36% improvement compared to the negative $5.00 in Q1 2010. Total cost per ounce of silver was negative 5.83, down 39% from negative $4.19 in Q1 2010. The lower cost was mainly due to higher by-product credits realized from higher lead and zinc prices.

In Q1 2011, the Ying mine incurred $3.0 million (Q1 2010 - $1.8 million) of development and exploration expenditures to expand the mineral resources, to develop underground tunnels, to sink shafts and build declines. A total of 13,443 meters (Q1 2010 – 9,414 meters) of tunnel, 7,483 meters (Q1 2010 – 13,873 meters) of diamond drilling, and 75 meters (Q1 2010 – 278 meters) of shaft were completed.

Subsequent to the quarter end, on July 24, 2010, abnormally heavy rainfall flooded two access tunnels at the Ying Mine and some access roads and equipment were damaged. After recovery work, mining operations at the Ying Mine resumed normal operations on August 2, 2010.

(iv) HPG and LM Mines (80%)

In Q1 2011, the Company’s beneficial ownership interest in HPG and LM mine increased from 70% to 80% as the Company purchased an additional 10% interest in Henan Hua Wei Mining Co. Ltd., the holding company that owns the HPG and LM mines for a consideration of $1.1 million, paid by issuing 163,916 common shares of Silvercorp.

In Q1 2011, HPG and LM mine produced 91 thousand ounces of silver and 1.8 million pounds of lead, representing 168% and 92% increases, respectively, compared to 34 thousand ounces of silver and 0.9 million pounds of lead produced in the same period last year. More ores were mined in the quarter due to increased mine development. In Q1 2011, HPG and LM mined 17,908 tonnes, 4,422 tonnes more than the same quarter last year as the operation at HPG and LM Mines was only partially resumed in Q1 2010 after their suspension in December 2008.

Capital expenditures at HPG and LM mine in Q1 2011 was $858, and a total of 3,906 meters of tunnel, 9,791 meters of diamond drilling, 90 meters of shaft, and 59 meters of decline were completed. In Q1 2010, a total of 3,492 meters of tunnel and 4,383 meters of diamond drilling were completed at a cost of $454, which was expensed as general exploration and property investigation expense on the consolidated statements of operation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Due to the heavy rainfall on July 24, 2010, one access tunnel was flooded and some access roads and equipment at HPG and LM mines were damaged. As of the date of this report, mining operations at the LM Mine have resumed. It is expected that operations will resume at the HPG mine in one week.

(v) TLP Mine (77.5%)

In Q1 2011, TLP mine produced 149 thousand ounces of silver and 2.8 million pounds of lead compared to only 7 thousand ounces of silver and 97 thousand pounds of lead produced in the same period last year.

In Q1 2011, a total of 43,862 tonnes of ores were mined, representing an increase of 39,673 tonnes compared to the 4,189 tonnes of ores mined in the same period last year as the operation of TLP Mine was partially resumed in Q1 2010 after its suspension in December 2008.

Capital expenditures at TLP in Q1 2011 was $1.3 million, and a total of 5,842 meters (Q1 2010 – 1,759 meters) of tunnel and 8,921 meters (Q1 2010 – 4,405 meters) of diamond drilling were completed.

Damages caused by the heavy rainfall on July 24, 2010 have been repaired. As of the date of this report, mining operations at the TLP Mine have resumed.

(vi) Nabao Project (82%)

The Nabao Project consisted of three exploration permits. In December 2008, the Nabao Project was put on hold and written off as a result of unfavorable exploration results and diminishing prospects for the property due to the high elevation.

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of three exploration permits, for $732 (RMB¥5.0 million), to a third party. As of June 30, 2010, $587 (RMB¥4.0 million) was received and two exploration permits have been transferred to the buyer. The transfer of the third exploration permit was still in progress as at June 30, 2010.

(vii) GC Project (95%)

In Q1 2011, GC Project received the Environmental Permit from the Department of Environmental Protection of Guangdong Province, an essential document required for a mining permit application in China. The Company has now submitted an application for a mining permit to the Ministry of Land and Resources (“MOLAR”) in Beijing China. MOLAR has accepted the application along with all supporting documents. The Company expects to receive the mining permit within 45 business days.

Once a full mine permit is granted, the Company plans to commence the construction phase of a 1,500 tonne-per-day mine and mill operation.

(viii) Silvertip Project (100%)

Silvertip Project was acquired in February 2010. During the first quarter ended June 30, 2010, the Company has assembled a professional exploration team and obtained surface exploration approval at Silvertip Project. An airborne geophysical survey program and high flow water quality and hydrology envision sampling surveys are underway. Surface diamond drilling program, with a target of 20,000 meters commenced in August 2010. The Company has also commissioned a study for the design of mine waste disposal and site water management facilities. In Q1 2010, capital expenditures at Silvertip Project were $0.5 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

3.	Annual Financial Results

The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2010, 2009, and 2008.

	2010	2009	2008
Sales	$107,164	$83,523	$108,363
Gross profit	79,264	47,836	85,041
Expenses	17,246	11,743	12,613
Impairment charges	698	50,707	-
Other items	(875)	(789)	7,257
Net income (loss)	38,547	(15,997)	59,937
Basic earnings (loss) per share	0.24	(0.11)	0.41
Diluted earnings (loss) per share	0.24	(0.11)	0.40

Total assets	279,454	205,202	190,267
Total shareholders equity	214,990	152,446	148,992
Cash dividend declared	12,136	8,030	6,891
Cash dividend declared per share (C$/share)	0.08	0.06	0.05

4.	Summary of Quarterly Financial Results

The tables below set out highlights of Silvercorp’s quarterly results for the past eight quarters.

	June 30,	March 31,	December 31,	September 30,
	2010	2010	2009	2009
Sales	$36,729	$28,224	$31,283	$25,085
Gross profit	26,538	19,277	24,230	19,088
Expenses and foreign exchange	5,511	3,936	5,156	3,785
Impairment charges and bad debt (recovery)	-	-	-	(79)
Other items	807	18	(87)	(840)
Net income	14,101	9,760	12,409	8,893
Basic earnings per share	0.09	0.06	0.08	0.06
Diluted earnings per share	0.09	0.06	0.08	0.05

Cash dividend declared	3,109	3,238	3,108	3,020
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	June 30,	March 31,	December 31,	September 30,
	2009	2009	2008	2008
Sales	$22,571	$17,392	$15,168	$20,103
Gross profit	16,670	11,010	5,240	10,234
Expenses and foreign exchange	4,394	2,148	4,087	1,631
Impairment charges	777	2,907	47,433	-
Other items	60	(224)	(246)	(910)
Net income (loss)	7,487	1,238	(33,695)	4,857
Basic earnings (loss) per share	0.05	0.01	(0.22)	0.03
Diluted earnings (loss) per share	0.05	0.01	(0.22)	0.03

Cash dividend declared	2,770	2,564	2,476	2,990
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

5.	Financial results for the First Quarter of 2011

Net income (attributable to the Company’s shareholders) in Q1 2011 was $14.1 million, or $0.09 per share, an increase of 88% over the earnings of $7.5 million or $0.05 per share in the same quarter last year. Net earnings improved primarily due to the higher metal production combined with higher realized metal prices in the quarter.

Sales in Q1 2011 were a record of $36.7 million, an increase of 63% from $22.6 million in the same quarter last year. The increase was driven by higher quantities of metals sold combined with higher realized metal prices. In Q1 2011, the Company sold a record 1.4 million ounces of silver, 18.8 million pounds of lead, and 4.4 million pounds of zinc, representing an increase of 18%, 17%, and 19%, respectively, compared to 1.2 million ounces of silver, 16.0 million pounds of lead, and 3.7 million pounds of zinc in Q1 2010. The average realized selling prices for silver, lead, and zinc also increased to $13.92/oz., $0.74/lb., and $0.59/lb., increased 41%, 32%, and 28%, respectively, compared with the metal prices realized in Q1 2010.

Cost of goods sold in Q1 2011 were $10.2 million, compared to the $5.9 million in Q1 2010. The cost of goods sold includes $8.7 million (same period last year - $5.0 million) for cash costs and $1.5 million (same period last year - $0.9 million) for amortization, depletion and depreciation charges. The cost of good sold increased as 40% more ores were mined and 66% more ores were milled in the quarter, compared with the same quarter last year.

Gross profit margin in Q1 2011 was 72%, slightly lower than the margin of 74% in the same quarter last year. Partially offset by higher realized selling prices, the decrease of gross margin was mainly because overall head grade decreased to 326.3g/t from 455.8g/t in the same quarter last year, as production of ores from HPG, LM and TLP mines, which have lower grades compared to the Ying Mine, increased.

Accretion on asset retirement obligation in Q1 2011 was $40, which was $10 higher than accretion expenses of $30 recorded in the same period last year as the asset retirement obligation was higher. In March 2010, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities as a result of new environmental regulations in China as well as the extension of mine lives and updated reserves and resources. As a result, the undiscounted assets retirement obligation was upward revised to $3.9 million, representing 26% increase, compared to previous estimates of $3.1 million.

Foreign exchange gain in Q1 2011 was $544 (Q1 2010 - $1,516). The unrealized foreign exchange gain of $873 resulted from holding U.S. dollar denominated term deposits was offset by the unrealized foreign exchange loss of $329 generated from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations to Canadian Dollar.

General exploration and property investigation expenses in Q1 2011 were $1.3 million, a decrease of $1.0 million from the expenses of $2.3 million recorded in the same period last year. In Q1 2010, a total of $1.3 million exploration expenditures incurred at TLP, HPG, and LM was charged to general exploration expenses on the statement of operation as the mine operations of TLP, HPG, and LM were suspended in December 2008.

Investor relations expenses of $85 in Q1 2011, representing an increase of 20% over the $71 of investor relation expenses recorded in the same period last year as the Company participated in comparatively more investor relation events during the quarter.

General and administrative, including stock based compensation expense of $0.8 million (Q1 2010 -$0.4 million), was $4.2 million in Q1 2011, representing an increase of $1.5 million compared to the expenses of $2.7 million incurred in the same period last year. The increase was mainly attributable to $1.1 million performance bonus recorded in the quarter (Q1 2010 - $nil).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Professional fees in Q1 2011 were $0.2 million compared to professional fees of $0.6 million in the same period last year. The higher professional fee recorded in Q1 2010 was mainly due to the fees related to the Klondex unsolicited take over bid, which was terminated in July 2009.

Impairment charges and bad debt in Q1 2011 was $nil compared to impairment charges of $0.8 million recorded in the same period last year. The impairment charges recorded in Q1 2010 included a write down of an accounts receivable of $582 relating to a disposal of an exploration permit in fiscal 2008, and a $195 unrealized loss on the investment in Dajin Resources Corp., which was an accounting reclassification from accumulated other comprehensive loss.

Equity loss on investment in NUX in Q1 2011 was $38, representing a decrease of 54% compared to the loss of $82 recorded in the same period last year. The Company holds 23.2% shares of New Pacific Metals Corp. (“NUX”) and, accordingly, records on the Company’s statement of operations its proportionate share NUX’s net loss (or income).

Interest income in Q1 2011 was $265, representing an increase of $20 compared to interest income of $245 recorded in the same period last year. The increase was mainly because more cash was invested in term deposits in China to earn higher interest income during the current period.

Income tax expenses in Q1 2011 were $3.3 million, an increase of 134% or $1.9 million over the income tax expense of $1.4 million recorded in the same period last year. The income tax expenses recorded in Q1 2011 included current income tax expenses of $2.7 million (Q1 2010 – $1.6 million) and a future income tax expense of $535 (Q1 2010 – recovery of $186). The increase of current income tax expense was the results of higher taxable income recorded in the current quarter, and the increase of future income tax expense was mainly the reversal of temporary differences of asset balances between accounting basis and taxation basis.

6.	Liquidity and Capital Resources

(a) Working Capital

As at June 30, 2010, working capital increased by 14% or $11.5 million to $91.2 million (March 31, 2010 - $79.7 million) comprised mainly of cash and cash equivalents of $47.5 million (March 31, 2010 -$50.6 million), short term investments of $58.6 million (March 31, 2010 - $44.0 million), accounts receivable, prepaids and deposits of $2.4 million (March 31, 2010 - $2.5 million), inventories of $2.7 million (March 31, 2010 - $3.2 million), and other current assets of $0.2 million (March 31, 2010 - $0.3 million) offset by current liabilities of $20.3 million (March 31, 2010 - $20.9 million). The increase in working capital is mainly due to the $23.2 million of cash generated by the operating activities in Q1 2011.

(b) Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short-term investments increased by $11.4 million or 12% to $106.1 million (March 31, 2010 - $94.7 million). The increase is mainly due to the $23.2 million cash generated by the operating activities in fiscal 2011, offset by $6.7 million of capital expenditures, $3.2 million of cash dividends payments, and $1.5 million repayment of a bank loan.

(c) Cash Flows

Operating activities generated $23.2 million in Q1 2011, an increase of $12.8 million, compared to $10.4 million in same period last year. Prior to changes in non-cash working capital items, which generated $1.7 million cash in Q1 2011 (Q1 2010 - used $0.7 million), cash flow from operating activities in Q1 2011 was $21.5 million (Q1 2010 - $11.1 million). The higher operating cash flow in Q1 2011 was mainly because of higher sales achieved due to the substantial improvement of metal prices and increased quantity of metals sold compared to same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Investing activities used $22.1 million in Q1 2011 (Q1 2010 - provided $1.1 million), as a result of acquisition, exploration and development expenditures of $5.1 million (Q1 2010 - $2.2 million), acquisition of equipment of $0.8 million (Q1 2010 - $0.4 million); increase of term deposits of $15.4 million (Q1 2010 - redemption of $4.1 million), and prepayments to acquire plant and equipment of $0.8 million (Q1 2010 - $0.4 million).

Financing activities used $3.5 million in Q1 2011 (Q1 2010 - $0.5 million), which mainly consisted of: cash dividends to Silvercorp shareholder of $3.2 million (Q1 2010 - $2.8 million), and repayment of bank loan and notes payable of $1.5 million (Q1 2010 - net proceeds of $2.3 million from bank loan and notes payable), offset by proceeds from issuance of common shares of $1.2 million (Q1 2010 - $nil).

(d) Contractual Commitments and Contingencies

Commitments, not disclosed elsewhere in this Management’s Discussion and Analysis, are as follows:

The Company entered into office rental agreements (the “Rental Agreements”), with total rental expense of $1,213 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$250	$363	$346	$254	$1,213

(e) Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at June 30, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$47,496	$-	$-	$47,496
Short term investments: warrants	-	-	209	209
Short term investments: other than warrants	58,381	-	-	58,381
Receivables and deposits	-	1,313	-	1,313
Amounts due from related parties	-	149	-	149
Restricted cash	-	75	-	75
Available-for-sale marketable securities	1,487	-	-	1,487

Financial liabilities
Accounts payable and accrued liabilities	$-	$11,478	$-	$11,478
Deposits received	-	3,370	-	3,370
Dividends payable	-	3,109	-	3,109

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties	June 30, 2010	March 31, 2010
New Pacific Metals Corp. (a)	$149	$136

	Three months ended June 30,
Transactions with related parties	2010	2009
New Pacific Metals Corp. (a)	$59	$35
Quanfa Exploration Consulting Services Ltd. (b)	-	88
McBrighton Consulting Ltd.(c)	55	44
R. Feng Consulting Ltd. (d)	82	82
	$196	$249

(a)
New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2010, the Company recovered $59 (three months ended June 30, 2009 - $35) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)
Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three months ended June 30, 2010, the Company paid $nil (three months ended June 30, 2009 - $88) to Quanfa for its consulting services provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

(c)
During the three months ended June 30, 2010, the Company paid $55 (three months ended June 30, 2009 - $44) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)
During the three months ended June 30, 2010, the Company paid $82 (three months ended June 30, 2009 - $82) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported on the Consolidated Financial Statements. Theses critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. There has no change to the Company’s critical accounting policies and estimates since fiscal year 2010 ended March 31, 2010. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended March 31, 2010.

11.	Future Accounting Changes

(a) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

(b) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of fiscal 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the conversion project to develop an effective plan and continues to assess resource and training requirements as the project progresses. The

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Company’s conversion plan consists of the following four phases: scoping and planning, diagnostic assessment, operations implementation and post implementation. The Company has completed the scoping and planning phase. The scoping and planning phase involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected by the conversion and developing a project charter, implementation plan and communication strategy. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, financial instruments and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

The diagnostic assessment phase (“phase 2”) which is in progress will result in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes and resources impacted. The Company has completed the selection of IFRS accounting policies and transitional exemptions decisions. Estimates of the quantified impacts of anticipated changes to the Company’s current accounting policies on the Company’s IFRS opening balance sheet have been substantially completed and business processes and resources impacted have been identified. The Company’s IFRS transition date balance sheet as at April 1, 2010 is scheduled to be reviewed by Audit Committee in the third quarter of fiscal 2011. As a result of phase 2, the Company has identified the key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS. As noted above, the Company has substantially, but not yet fully completed the quantification of the impact of these changes at this stage in our conversion project.

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we are likely to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative translation differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.
IAS 27, Non-controlling interests	Allows an entity to apply IAS 27 paragraphs 28, 30, 31, and 34-37 on a prospective basis from the date of transition. This avoids the requirement to restate non-controlling interests that had a deficit balance in prior periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

IAS 27, Investments in subsidiaries, jointly controlled entities and associates	Allows a first time adopter to measure its investments in subsidiaries, jointly controlled entities and associates at either (a) cost; or (b) fair value at the entity’s date of transition as deemed cost.
IFRIC 1, Decommissioning liabilities	This exemption allows a first time adopter to utilize a more straightforward methodology for measuring the liability and cost of the related asset
Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the IFRS opening balance sheet at April 1, 2011, fiscal 2012 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at April 1, 2011 are expected to be implemented by the middle of fiscal 2011.

Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond. The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

(c) Business combination and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective on January 1, 2011 with early adoption available. The Company did not adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;
(b) may be found at the Company’s web-site www.silvercorpmetals.com;
(c) may be found in the Company’s Annual Information Form; and,
(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

13.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 164,982,041 common shares with a recorded value of $149.5 million Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
115,299	4.32	23-Jul-2011
581,700	6.74	10-Apr-2012
90,000	6.95	01-Oct-2012
101,700	9.05	16-Jan-2013
50,000	7.54	13-May-2013
375,827	5.99	01-Jul-2013
128,000	3.05	01-Oct-2013
911,816	2.65	19-Apr-2014
413,000	7.00	05-Jan-2015
262,000	7.40	20-Apr-2015
3,029,342

(c) Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$ 6.76	30-Jul-2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutes; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended March 31, 2010; and note 13 of the consolidated financial statements for Q1 2011. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

15.	Controls and Procedures

Silvercorp’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

(a) Management’s Report on Internal Control over Financial Reporting

Management of Silvercorp is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accounting principles. It includes those policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and disposition of Silvercorp’s assets,

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of  financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorization of management and Silvercorp’s directors, and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Silvercorp’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(b) Changes in Internal Controls over Financial Reporting (“ICFR”)

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

16.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
Greg Hall, Director
Robert Gayton, Director

17.	Outlook for Fiscal 2011

Ying Mining District, Henan Province, China

Due to the temporarily production suspension caused by heavy rainfall on July 24, 2010, Silvercorp revised its Q2 2011 production estimates to 1.2 million ounces, 10% lower than previous forecast. The Company, however, maintains its previous outlook for the whole fiscal year 2011. Production plan is to produce approximately 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead and 1.2% zinc, yielding 5.3 million ounces of silver, 83.7 million pounds of lead and 10.3 million pounds of zinc.

Using the average metal prices in Q1 2011 and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of over $140 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mining District -- including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

GC Project, Guangdong Province, China

At the GC Project in Guangdong Province, China, Silvercorp submitted a mining permit application to the Ministry of Land and Resources (“MOLAR”). MOLAR has accepted the application along with all supporting documents. The Company expects to receive the mining permit in October 2010. Once the GC mining permit is granted, the Company plans to commence the construction phase for a 1,500 tpd mine and mill operation.

Silvertip Project, British Columbia, Canada

Within the next 12 months, the Company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes. The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels. Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and future mine operations.

The Company’s first step will be to obtain the necessary permits to de-water the existing underground workings, which is expected to take approximately six months. Once the necessary permits are obtained, and the dewatering occurs, an underground exploration program, including a bulk sample, exploration drilling and a geotechnical assessment, will be carried out.

In addition, a surface drill program will be carried out this summer where previous drill holes have intercepted extensive mineralized zones that were not included in the 2010 resource estimation as the drill holes were too widely spaced. Furthermore, several geophysical and geochemical anomalies located within 5 kilometers of the existing resource areas along the same shale-limestone contact zone previously identified to host high-grade mineralization will also be drill tested. The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $4-5 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

Future Acquisitions

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

Filing of Final Base Shelf Prospectus

Silvercorp has filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding amendment to its registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to make offerings of debt securities (“Debt Securities”), common shares (“Common Shares”), warrants to purchase Common Shares and warrants to purchase Debt Securities (the “Warrants”), or subscription receipts which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants or Debt Securities of the Company or any combination thereof (“Subscription Receipts”), (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$120,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities.

A registration statement relating to these Securities has also been filed with the United States Securities and Exchange Commission but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the final short form base shelf prospectus may be obtained from the Company’s Corporate Secretary by emailing investor@silvercorp.ca or directing a request to Silvercorp at Suite 1376 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, Telephone 1-888-224-1881, Attn: Corporate Secretary, or can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

FORWARD LOOKING STATEMENTS

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2010
(Expressed in thousands of U.S. dollars unless otherwise stated)

•	the price of silver and other metals;
•	estimates of the Company’s revenues and capital expenditures;
•	estimated production from the Company’s mines in the Ying Mining District;and
•	timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

•	fluctuating commodity prices;
•	exploration and development programs;
•	feasibility and engineering reports;
•	permits and licences;
•	First Nations title claims and rights;
•	operations and political conditions;
•	regulatory environment in China and Canada; and
•	environmental risks; and
•	risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 20